Mail Stop 3561

July 9, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.
1055 West Hastings Street
Suite 2200
Vancouver, British Columbia V6E 2E9

> **Re:    Lions Gate Entertainment Corp.**
> **Form 10-K for the year ended March 31, 2010**
> **Filed June 1, 2010**
> **File No. 1-14880**

Dear Mr. Feltheimer:

We have reviewed your filing and have the following comments.  We think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your response.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Jon Feltheimer
Lions Gate Entertainment Corp.
July 9, 2010
Page 2

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 46

1. We note your section on critical accounting policies.  It appears that the items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions.  In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.  Please revise your disclosures in future filings accordingly.

Net Loss, page 61

2. We note from the discussion on page 61 of MD&A that net loss attributable to noncontrolling interest for the year ended March 31, 2010 was $8.7 million compared to nil for the fiscal year ended March 31, 2009. Please revise MD&A in future filings to explain the facts or circumstances responsible for the increase in the loss attributable to the noncontrolling interest during the year ended March 31, 2010.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk,  page 79

3. We note from the discussion in Item 7A that the company has exposure to cash flow risk due to changes in market interest rates related to your interest-bearing debt, production loans and subordinated notes and other financing obligations. Even though we note that you disclose the additional increase in interest expense resulting from a quarter point increase in rates in Risk Factors on page 25, please revise the Company's disclosure regarding Quantitative and Qualitative disclosures about Market in  future filings to include the quantitative disclosures required about interest rate risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Note 2.  Significant Accounting Policies,

(v) Recent Accounting Pronouncements, page F-13

4. We note from your disclosure, that the Company will adopt new accounting guidance relative to variable interest entities effective beginning in fiscal 2011, and as a result of the Company's review and its current business and ownership structure of the TV guide Network, the Company will no longer be required to consolidate the TV Guide network effective April 1, 2010. Please explain to us

and expand your disclosures in the notes to the Company's financial statements in future filings to explain in further detail why the Company will no longer be required to consolidate this entity under the new accounting guidance for variable interest entities. We may have further comment upon review of your response.

## Note 7. Finite-Lived Intangible Assets and Other Assets, page F-17

5.  We note from your disclosures included in Note 7 that the Company's equity in earnings of Studio 3 Partners, LLC was significant in relation to the Company's results of operations for fiscal 2010. We also note that its financial statements have been included in Exhibit 99.1 to Form 10-K. Please revise future filings to include in the notes to the financial statements summarized financial information for this investee as required by Rule 4-08(g) of Regulation S-X and ASC Topic 323-10-50-3.

## Note 15. Capital Stock, page F-29
## Stock Options

6.  We note from the disclosure in footnote (2) to the table on page F-31 that in connection with the acquisition of Mandate Pictures, two executives entered into employment agreements with LGF and were granted an aggregate of 600,000 stock options, 200,000 of which vested and 400,000 options of which are vesting over a one-to three year period. Please tell us how the Company accounted for these stock option grants in its financial statements and explain the basis or rationale for the treatment used. We may have further comment upon receipt of your response.

## Note 24. Quarterly Financial Data (Unaudited)

7.  We note from the disclosures included in Note 24 that the Company's quarterly results of operations fluctuated significantly during both fiscal 2009 and fiscal 2010. To the extent these fluctuations in the Company's quarterly results are due to any material unusual items that occurred during the periods, please revise the notes to the financial statements in future filings to describe the nature and amounts of such items. Refer to the guidance outlined in Item 302 of Regulation S-K.

## Other

8.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at (202) 551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: James Keegan, CFO
        (310) 388-1306